Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of June 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: June 06, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Semiconductor Kyushu Corporation, Kumamoto Technology Center to Reinforce Image Sensor Production Facility



                                                        Sony Corporation
                                                        1-7-1 Konan
                                                        Minato-ku
                                                        Tokyo 108-0075

                                                        No. 07-059E
                                                        June 6, 2007

        Sony Semiconductor Kyushu Corporation, Kumamoto Technology Center to Reinforce Image Sensor Production Facility

Tokyo, Japan - Sony Corporation today announced that it would invest approximately 60 billion JPY in Sony Semiconductor Kyushu Corporation's Kumamoto Technology Center (Kumamoto TEC) Fab 2 facility, to extend clean room facilities by 5,000m2 and reinforce image sensor fabrication capacity. This investment will take place from fiscal year 2007 to fiscal 2009.

Sony is positioning image sensors as a key focus area of its semiconductor business. Through the reinforcement of this facility, Sony will strengthen supply and provide the platform for further image sensor business growth.

Kumamoto TEC has continued to expand its operations as Sony's principle facility for the fabrication of imaging devices, such as the CCDs, CMOS sensors and micro-display devices that are Sony's strengths. In particular, demand for CMOS sensors has demonstrated rapid growth in recent years. In view of this, Sony is enhancing production operations for this market, with mass production having already commenced at Fab 2's existing 5,000m2 facility in Spring this year.

Over the next three years, Sony will continue to strengthen its CMOS sensor manufacturing operations to provide growth markets such as mobile phones and digital still cameras with CMOS sensors that combine high image quality with advanced processing speeds.